UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 000-30902

COMPUGEN LTD.
 (Translation of registrant's name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Compugen Ltd.

On November 12, 2021, Compugen Ltd. (the “Company”) issued four press releases, copies of which are furnished as Exhibits 99.1, 99.2, 99.3 and 99.4 (collectively, the “Press Releases”) to this Form 6-K and incorporated by reference herein.

With the exception of the quotes by each of Ecaterina Elena Dumbrava, M.D., Anat Cohen-Dayag, Ph.D., Eran Ophir, Ph.D., and Rupert Vessey, as applicable, in the Press Releases, the information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release dated November 12, 2021 – “Compugen Presents Preliminary Results from Phase 1/2 Dose Escalation Study of COM701 with Opdivo® and BMS-986207 (Anti-TIGIT Antibody) at SITC 2021”.
99.2
Press Release dated November 12, 2021 – “Compugen Presents Initial Translational Data Supporting the Differentiation of PVRIG Compared to TIGIT and PD-1 as a Novel Checkpoint on the DNAM Axis at SITC 2021”.

99.3	Press Release dated November 12, 2021 – “Compugen Presents Preliminary Results from Phase 1 Dose Escalation Monotherapy Study of COM902 a High Affinity Anti-TIGIT Antibody at SITC 2021”.
99.4	Press Release dated November 12, 2021 – “Compugen Reports Third Quarter 2021 Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: November 12, 2021	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel